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                               ATTACHMENT 77C

        Description of Matters Submitted to a Vote of Security Holders

(a) A Special Meeting of Shareholders of the Opportunity Growth Portfolio (the "Meeting") was held on April 29, 1998.

(b) The sole matter voted upon at the Special Meeting, and the affirmative and negative votes cast thereto, was the approval or disapproval of a new investment sub-advisory agreement between the LB Series Fund, Inc., Lutheran Brotherhood, and T. Rowe Price Associates, Inc.;

           Votes to approve:       31,709,607.8051
           Votes to disapprove:       423,051.4968
           Votes to abstain:        2,213,543.0314


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